File No. 70-9567

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                       AMENDMENT NO. 2

                             TO

                          FORM U-1

                   APPLICATION/DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              _________________________________

    Name of company filing this statement and address of
                 principal executive offices

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________

           Name of top registered holding company

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

          Names and addresses of agents for service

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application/
Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

Applicants hereby amend Item No. 4, Regulatory Approval, by adding the following sentence:

Specifically, FCC approval is required in order to transfer/ assign the rights to Utilicorp's existing private mobile radio service and call sign to Monongahela Power.


Applicants hereby amend Item No. 6, Exhibits and Financial
Statements, by filing the following via Form SE:

          D-2    Order of the West Virginia Public Service
                 Commission

          D-7    Order of the Federal Communications
                 Commission

          FS-1 Monongahela Power balance sheet, per books and pro forma as of September 30, 1999

          FS-2 Monongahela Power statement of income and retained earnings, per books and pro forma as of September 30, 1999.

Pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), confidential treatment has been requested for Exhibits FS-1, Monongahela Power balance sheet, per books and pro forma as of September 30, 1999, and FS-2 Monongahela Power statement of income and retained earnings, per books and pro forma as of September 30, 1999.

                          SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              MONONGAHELA POWER COMPANY

                              By   /S/ THOMAS K HENDERSON
                                   Thomas K. Henderson
                                   Vice President


Dated:  December 13, 1999